EXHIBIT 12.2
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)

	Year Ended December 31,
	2010 (1)	2009 (1)	2008 (1)	2007	2006

Earnings (loss) from continuing operations	$(1,581,944)	$(345,911)	$(359,356)	$852,641	$608,663
Add (Deduct):
Income taxes	(30,499)	5,975	68,011	66,855	29,786
Interest expense	461,166	373,305	385,065	388,746	294,063

Earnings, as adjusted	$(1,151,277)	$33,369	$93,720	$1,308,242	$932,512

Combined fixed charges and preferred share dividends:
Interest expense	$461,166	$373,305	$385,065	$388,746	$294,063
Capitalized interest	53,661	94,205	168,782	123,880	95,635

Total fixed charges	514,827	467,510	553,847	512,626	389,698
Preferred share dividends	25,424	25,423	25,423	25,423	25,416

Combined fixed charges and preferred share dividends	$540,251	$492,933	$579,270	$538,049	$415,114

Ratio of earnings, as adjusted, to combined fixed charges and preferred share dividends	(2.1)	0.1	0.2	2.4	2.2

(1)	The loss from continuing operations for 2010, 2009 and 2008 includes impairment charges of $1.1 billion, $495.2 million and $703.5 million, respectively, that are discussed in our Annual Report on Form 10-K. Due to these impairment charges, our combined fixed charges and preferred share dividends exceed our earnings, as adjusted, by $1.7 billion $459.6 million and $485.6 million for 2010, 2009 and 2008, respectively.